Exhibit 99.95

Notice-and-Access

The Canadian securities regulators have adopted rules which permit the use of notice-and-access for proxy solicitation instead of the traditional physical delivery of material. This new process provides the option to post meeting related materials including management information circulars, as well as annual financial statements and management’s discussion and analysis on a website in addition to SEDAR+. Under notice-and-access, meeting related materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the material can be requested at any time during this period.

GUNNISON COPPER CORP. has elected to utilize notice-and-access and provide you with the following information:

Meeting Date and Time: June 25, 2026 09:00 AM Canada/Pacific Daylight

Meeting Location: Coastal Boardroom, Blake, Cassels & Graydon LLP, Suite 3500, 1133 Melville Street, Vancouver, British Columbia, V6E 4E5

Meeting materials are available electronically at www.sedarplus.ca and also at https://docs.tsxtrust.com/2475.

If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access, please call 1-866-600-5869 or email tsxtis@tmx.com. In order to receive a paper copy in time to vote before the Meeting, your request should be received by June 16, 2026.

Please follow the instructions accompanying the Voting Instruction Form you receive with respect to returning it.

Disclosure regarding matters to be voted on may be found in the following Sections of the Information Circular.

1. NUMBER OF DIRECTORS
2. ELECTION OF DIRECTORS
3. APPOINTMENT OF AUDITOR
4. APPROVAL OF AMENDED STOCK OPTION PLAN
5. APPROVAL OF AMENDED RESTRICTED SHARE UNIT PLAN
6. APPROVAL OF AMENDED PERFORMANCE SHARE UNIT PLAN
7. APPROVAL OF DEFERRED SHARE UNIT PLAN

You should review the Information Circular before voting.

www.tsxtrust.com

VANCOUVER CALGARY TORONTO MONTRÉAL

(Detach and Retain top for your records)

Request for Financial Statements	GUNNISON COPPER CORP.
(Company)
2026

In accordance with National Instrument 51-102 - Continuous Disclosure Obligations, registered and beneficial securityholders may elect annually to receive a copy of our annual financial statements and corresponding management’s discussion and analysis (“MD&A”) or interim financial statements and the corresponding MD&A, or both.

IF YOU WISH TO RECEIVE THESE DOCUMENTS BY MAIL, PLEASE DETACH THIS PORTION AND RETURN THIS COMPLETED FORM TO:	Rather than receiving the financial statements by mail, you may choose to view these documents on the SEDAR+ website at www.sedarplus.ca.

TSX Trust Company 301 - 100 Adelaide Street West Toronto ON M5H 4H1 or fax to 416-595-9593	I HEREBY CERTIFY that I am a registered and/or beneficial holder of the Company, and as such, request that my name be placed on the Company’s Mailing List in respect to its annual and/or interim financial statements and the corresponding MD&A for the current financial year.

Please send me:

☐ Annual Financial Statements with MD&A	☐ Interim Financial Statements with MD&A

FIRST NAME	LAST NAME

ADDRESS	CITY

PROVINCE/STATE	POSTAL/ZIP CODE	COUNTRY

	Signature of Security holder	DATE (MM/DD/YYYY)